UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

__________________________________________

Anywhere Real Estate Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75605Y106

(CUSIP Number)

Bradford Berenson

TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 75605Y106	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS
TPG GP A, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,692,993 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,692,993 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,692,993 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	The calculation is based on 110,487,870 shares of Common Stock (as defined below) outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on November 2, 2023.

CUSIP No. 75605Y106	13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS
Angelo, Gordon & Co., L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,692,993 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,692,993 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,692,993 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

*	The calculation is based on 110,487,870 shares of Common Stock outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2023.

CUSIP No. 75605Y106	13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS
AG GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,692,993 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,692,993 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,692,993 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO

*	The calculation is based on 110,487,870 shares of Common Stock outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2023.

CUSIP No. 75605Y106	13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS
David Bonderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,692,993 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,692,993 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,692,993 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	The calculation is based on 110,487,870 shares of Common Stock outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2023.

CUSIP No. 75605Y106	13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS
James G. Coulter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,692,993 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,692,993 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,692,993 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	The calculation is based on 110,487,870 shares of Common Stock outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2023.

CUSIP No. 75605Y106	13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS
Jon Winkelried

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,692,993 (See Items 3, 4 and 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,692,993 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,692,993 (See Items 3, 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	The calculation is based on 110,487,870 shares of Common Stock outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2023.

CUSIP No. 75605Y106	13D	Page 8 of 13

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the relevant Reporting Persons on November 23, 2022, as amended and supplemented by Amendment No. 1 filed on June 26, 2023, Amendment No. 2 filed on October 12, 2023, Amendment No. 3 filed on November 2, 2023 and Amendment No. 4 filed on November 13, 2023 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, which, collectively with TPG Group Holdings (SBS), L.P., Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP, which is the general partner of Angelo Gordon, which is the manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”) that directly hold an aggregate of 9,692,993 shares of Common Stock.”

Item 4.	Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following:

“The Noteholder currently holds $285,157,600 in aggregate principal amount of 7.000% Second Lien Senior Secured Notes due 2030.”

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following sentence is based on 110,487,870 shares of Common Stock outstanding as of October 31, 2023, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2023. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 9,692,993 shares of Common Stock, which constitutes approximately 8.8% of the outstanding shares of Common Stock.

(c) Transactions in the shares of Common Stock by the Reporting Persons during the last sixty days are listed in Annex A attached hereto, which is incorporated herein by reference.”

CUSIP No. 75605Y106	13D	Page 9 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and supplements Item 6 of the Original Schedule 13D as follows:

“The Accounts have established a position in cash-settled equity swaps that in the aggregate represent economic exposure comparable to a notional interest in 4,172,995 shares of Common Stock (representing economic exposure comparable to approximately 3.8% of the outstanding shares of Common Stock). Under the terms of the swaps, (i) the Accounts will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Accounts any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons’ counterparty is Nomura Global Financial Products Inc. The swaps do not give the Reporting Persons or the Accounts direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

In addition, the Accounts have acquired $24,587,000 aggregate principal amount the Issuer’s 0.25% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”). The Accounts have the right before March 15, 2026 to exchange their Exchangeable Notes upon the occurrence of certain events described in the indenture governing the Exchangeable Notes. On or after March 15, 2026, the Accounts may exchange their Exchangeable Notes at any time at their election until the close of business on the second scheduled trading day immediately before the June 15, 2026 maturity date of the notes. Upon exchange, the Issuer will pay cash up to the aggregate principal amount of the Exchangeable Notes to be exchanged and pay or deliver, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Issuer’s election, in respect of the remainder, if any, of its exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. The initial exchange rate for the Exchangeable Notes is 40.8397 shares of Common Stock per $1,000 principal amount of notes (which represents an initial exchange price of approximately $24.49 per share of Common Stock). The exchange rate and exchange price of the Exchangeable Notes are subject to customary adjustments upon the occurrence of certain events.

In addition, other investment vehicles that may be deemed to be controlled by the Reporting Persons hold $33,500,000 aggregate principal amount of the Issuer’s 5.75% Senior Notes due 2029 and $6,356,000 aggregate principal amount of the Issuer’s 5.25% Senior Notes due 2030.

The Reporting Persons may enter into additional securities, or swaps for additional securities, of the Issuer depending on market conditions and may increase or decrease its economic exposure through such additional securities, swaps or other derivative instruments.

On February 8, 2024, Angelo Gordon and the Accounts entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer whereby the Issuer agreed to appoint, three business days following execution of the Cooperation Agreement, Joseph Lenz as a member of the Issuer’s Board of Directors with an initial term expiring at the Issuer’s 2024 Annual Meeting of Stockholders. The Issuer agreed that, for so long as the Accounts beneficially own at least five percent of the then-outstanding shares of Common Stock, it shall, among other things, nominate Mr. Lenz for election at the 2024 and 2025 Annual Meetings of Stockholders. The term of the Cooperation Agreement ends on the date that is the later of (i) the earlier of (x) 30 days prior to the director nomination deadline for the 2025 Annual Meeting of Stockholders pursuant to the Issuer’s sixth amended and restated bylaws and (y) the date that is 120 days prior to the first anniversary of the 2024 Annual Meeting of Stockholders, and (ii) ten days after the date on which Mr. Lenz ceases to serve on the Board (the “Cooperation Period”). Pursuant to the Cooperation Agreement, the Accounts agreed during the Cooperation Period to vote all of their shares of Common Stock (and the shares of their affiliates) in favor of specified matters and to certain customary standstill restrictions. The Issuer and the Accounts have also agreed to certain mutual non-disparagement and confidentiality obligations.

References to and the description of the Cooperation Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Cooperation Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.”

CUSIP No. 75605Y106	13D	Page 10 of 13

Item 7.	Material to Be Filed as Exhibits
This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:
“Exhibit 1	Agreement of Joint Filing, dated November 1, 2023, by and among Issuer, TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried.

Exhibit 2	Exchange Agreement, dated July 25, 2023, by and among Issuer, Anywhere, Anywhere Co-Issuer, Intermediate Holdings, and the Subsidiary Guarantors and the Noteholder (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed by the Issuer with the Commission on July 26, 2023).

Exhibit 3	Cooperation Agreement, dated and effective as of February 8, 2024, by and among Issuer and the Investor Parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Commission on February 8, 2024).”

CUSIP No. 75605Y106	13D	Page 11 of 13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name: Bradford Berenson
Title: General Counsel

Angelo, Gordon & Co., L.P.
By: AG GP LLC
Its General Partner

By:	/s/ Christopher D. Moore
Name: Christopher D. Moore
Title: Authorized Signatory

AG GP LLC

By:	/s/ Christopher D. Moore
Name: Christopher D. Moore
Title: Authorized Signatory

David Bonderman

By:	/s/ Gerald Neugebauer
Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Gerald Neugebauer
Gerald Neugebauer on behalf of James G. Coulter (2)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Gerald Neugebauer on behalf of Jon Winkelried (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(3) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).

CUSIP No. 75605Y106	13D	Page 12 of 13

ANNEX A

The following table sets forth all transactions by the Reporting Persons (on behalf of the Accounts) with respect to shares of Common Stock effected over the past sixty days. Except as otherwise noted below, all such transactions were effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Amount Purchased (Sold)	Price

12/14/2023	(500,000)	$7.5400
12/15/2023	4,000	$7.4060	(1)
12/18/2023	3,000	$7.3328	(2)
12/19/2023	4,000	$7.6459	(3)
12/20/2023	5,500	$7.6329	(4)
12/21/2023	6,000	$7.6599	(5)
12/22/2023	10,000	$7.8691	(6)
12/26/2023	6,000	$7.9670	(7)
12/27/2023	18,000	$8.2691	(8)
12/28/2023	35,000	$8.3713	(9)
12/29/2023	15,000	$8.1921	(10)
(1)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.265 to $7.455, inclusive. The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) through (10).
(2)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.08 to $7.505, inclusive.
(3)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.45 to $7.65, inclusive.
(4)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.535 to $7.70, inclusive.
(5)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.56 to $7.70, inclusive.
(6)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.79 to $7.85, inclusive.
(7)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $7.90 to $7.95, inclusive.
(8)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.18 to $8.25, inclusive.
(9)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.25 to $8.395, inclusive.
(10)	The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $8.09 to $8.33, inclusive.

CUSIP No. 75605Y106	13D	Page 13 of 13

EXHIBIT INDEX

Exhibit 1	Agreement of Joint Filing, dated November 1, 2023, by and among Issuer, TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried (incorporated by reference to Amendment No. 3 to this Schedule 13D filed by the Reporting Persons with the Commission on November 2, 2023).

Exhibit 2	Exchange Agreement, dated July 25, 2023, by and among Issuer, Anywhere, Anywhere Co-Issuer, Intermediate Holdings, and the Subsidiary Guarantors and the Noteholder (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed by the Issuer with the Commission on July 26, 2023).

Exhibit 3	Cooperation Agreement, dated and effective as of February 8, 2024, by and among Issuer and the Investor Parties named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Commission on February 8, 2024).